Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL APPOINTS PEGGY MULLIGAN CHIEF FINANCIAL OFFICER

TORONTO, Canada, August 21, 2008 – Biovail Corporation (NYSE/TSX: BVF) today announced the appointment of Peggy Mulligan, FCA as Chief Financial Officer, effective September 3, 2008. Mrs. Mulligan succeeds Adrian A. De Saldanha, who had been serving as Biovail’s Interim Chief Financial Officer. Mrs. Mulligan was most recently a Principal at Priiva Consulting Corporation, a leading game theory consulting practice. Prior to that, she served as Executive Vice-President, Chief Financial Officer and Treasurer of Linamar Corporation from 2005 to 2007.

“We are delighted to have someone with Peggy’s skills and experience joining our team. Her impressive suite of financial, information technology and management capabilities developed over a distinguished career makes her the ideal candidate to lead our finance organization,” said Biovail Chief Executive Officer Bill Wells. “The Board and I are confident she will make important contributions to Biovail’s success as we continue with the implementation of our New Strategic Focus.”

Prior to Linamar, Mrs. Mulligan spent more than eleven years with The Bank of Nova Scotia (Scotiabank), most recently as Executive Vice-President, Systems and Operations, where she was responsible for operational processes and technology across Canada and in more than 50 other markets. She directed a staff of over 3,000 and managed a broad range of critical information-technology functions. Earlier in her career at Scotiabank, Mrs. Mulligan served as Senior Vice-President, Audit & Chief Inspector. Before joining Scotiabank, Mrs. Mulligan was an Audit Partner with PricewaterhouseCoopers in Toronto.

Mrs. Mulligan currently serves on the boards of Ontario Power Generation Inc. and Resolve Business Outsourcing Income Fund. Her extensive community involvement has included serving as a Trustee of the Ontario Science Centre, a Governor of Appleby College and a Governor of the University of Waterloo. Mrs. Mulligan holds a B.Math (Honours) from the University of Waterloo and was named a Fellow Chartered Accountant (FCA) by the Institute of Chartered Accountants of Ontario in 2003.

In speaking about Mr. De Saldanha, Mr. Wells added, “I would like to thank Adrian for stepping in as Interim Chief Financial Officer and for his contributions and support during a critical time for Biovail.”

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.